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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.  3 )


                            AmeriNet Group.com, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   294698105

- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                             G. Richard Chamberlin
                          1941 Southeast 51st Terrace
                                Ocala, FL 34471
                                 (352) 694-6714

- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  August 1999

- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4   Pages)

- ----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.  294698105                 13D                   Page  2 of 4  Pages


- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                     The Yankee Companies, Inc. 59-3532520

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [_]
                                     (b) [_]

- --------------------------------------------------------------------------------
3    SEC USE ONLY



- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*



- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Florida

- --------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    1,008,674
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,008,674

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                             1,008,674

- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      12.7%

- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                                       CO

- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  294698105                  13D                   Page  3  of 4 Pages

- --------------------------------------------------------------------------------
Item 1.  Security and Issuer.
                                  Commom Stock
                          AmeriNet Group.com, Inc.

- --------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)  The Yankee Companies, Inc.

     (b)  902 Clint Moore Road, Suite 136; Boca Raton, Florida 33487

     (c) Company engaged in provision of diversified consulting to other corporations

     (d)  None

     (e)  None

     (f)  United States of America, Florida

- --------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     Per the Yankees Consulting Agreement, Section 1.4 it is entitled to compensation from Equity Growth equal to 10% of the compensation paid for each acquisition it arranges. Yankees arranged the acquisition of American Internet Technical Center, Inc., a Florida corporation. Company funds were also used to purchase shares from the open market and also from Mr. Umile and Mr. Gleason

- --------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a) On 8/5/99 2,500 shares were purchased on the open market, on 8/25/99 250,000 shares were purchased from Directors of the Issuer's subsidiary puyrusant to the Amendments and Supplements to Reorganization Agreement, dated Agust 25, 1999, by 9/30/99 shares should be issued to Yankees per the consulting agreement for there participation in the reorganization of the Issuer and American Internet Technical Center, Inc. and 27,500 shares of the compensation that Yankees recieves will be distributed to employees. A copy of the Reorganization Agreement is filed as an exhibit to the Issuer's report on Form 8-K filed July 12, 1999

     (b) Per the Yankees Consulting Agreement,Section 1.4 it is entitled to compensation from Equity Growth equal to 10% of the compensation paid for each acquisition it arranges. Yankees arranged the acquisition of American Internet Technical Center, Inc., a Florida corporation

     (c)  Not Applicable

     (d)  Not Applicable

     (e)  Not Applicable

     (f)  Not Applicable

     (g)  Not Applicable

     (h)  Not Applicable

     (i)  Not Applicable

     (j)  Not Applicable

- --------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a)  1,008,674  12.7%

     (b)  Sole voting and dispositive power 1,008,674

     (c)  None other than as discussed in this report

     (d)  Not Apllicable

     (e)  Not applicable

- --------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None other than as discussed in this report.

- --------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

The Yankee Companies, Inc. consulting Agreement with the Issuer is filed as an exhibit to the Issuer's annual report on Form 10-KSB for period ended December 31, 1999 filed on May 26, 1999.

The Reorganization Agreement with American Internet Technical Center, Inc. is filed on the Issuer's report on Form 8-K which was filed on July 12, 1999.

Amendments & Supplements to Reorganization Agreement dated August 25, 1999 filed as an exhibit to the Form 8-K/A filed on September 9, 1999.

- --------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      9/23/99
                                        ----------------------------------------
                                                         (Date)


                                            /s/ Leonard Miles Tucker
                                        ----------------------------------------
                                                       (Signature)


                                        President of The Yankee Companies, Inc.
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).